EXHIBIT 99.1

Trilogy International Partners Inc. Announces Dividend  And Dividend Reinvestment Plan

BELLEVUE, Wash., April 02, 2019 (GLOBE NEWSWIRE) -- Trilogy International Partners Inc. (the “Company”) (TSX: TRL) today announced that it has declared a dividend of C$0.02 per common share of the Company (each, a “Common Share”) The dividend will be paid on May 6, 2019, to holders of the Company’s Common Shares as of a record date of April 16, 2019. The dividend declared on the Common Shares is an eligible dividend for the purpose of the Income Tax Act (Canada).

The Company also announced today that its subsidiary, Trilogy International Partners LLC, has declared an equitably equivalent dividend of its Class C Units (“Trilogy LLC Class C Units”) to holders of Trilogy LLC Class C Units as of a record date of April 16, 2019.

The Company also wishes to remind its Canadian shareholders that is has implemented a dividend reinvestment plan (the “Plan”). Holders of Common Shares who are residents of Canada may elect to participate in the plan in connection with the dividend to be paid on May 6, 2019 to shareholders of record as of April 16, 2019.

Pursuant to the Plan, eligible Canadian holders of a minimum of one Common Share of the Company may elect to automatically reinvest their cash dividends payable in respect of the Common Shares to acquire additional Common Shares, which will be issued from treasury on the applicable dividend payment date. The price at which such Common Shares are issued from treasury will be 95% of the volume weighted average closing price of the Company’s Common Shares over the five business days immediately preceding such dividend payment date.

For more information about the Plan, or to request or download a copy of the detailed Plan, please contact the Plan Agent, TSX Trust Company (“TSX Trust”), by phone at 1-866-600-5869, by e-mail to tmxeinvestorservices@tmx.com, or visit TSX Trust’s website at www.tsxtrust.com/resources/investor-centre/forms. A copy of the Plan will also be available on our website at www.trilogy-international.com (go to “Investor Relations” and “Dividends”).

The Plan is subject to certain limitations and restrictions and interested parties are encouraged to review the full text of the Plan before making any decisions regarding their participation in the Plan. Eligible Canadian registered shareholders must complete and deliver enrollment forms to TSX Trust at least five (5) business days before the record date. Canadian beneficial shareholders who hold their Common Shares through a nominee and who wish to participate in the Plan should contact their nominee to enquire about enrollment.

Holders of Trilogy LLC Class C Units will receive their dividend in the form of additional Trilogy LLC Class C Units. The value per additional Trilogy LLC Class C Unit received will be equal to the value of each additional Common Share received by holders of Common Shares under the Plan, being 95% of the volume weighted average closing price of the Company’s Common Shares over the five business days immediately preceding the payment date.

About Trilogy International Partners Inc.

Trilogy International Partners Inc. (TSX: TRL) is the parent company of Trilogy International Partners LLC, a wireless and fixed broadband telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Its founders have an exceptional track record of successfully buying, building, launching and operating communication businesses in 15 international markets and the United States.

The Company currently provides wireless communications services through its operating subsidiaries in New Zealand and Bolivia. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA.

For more information, visit www.trilogy-international.com.

Cautionary Statements

Certain information contained in this news release may be “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America. Forward-looking information and forward-looking statements are often, but not always identified by the use of words such as "expect", "anticipate", "believe", "foresee", "could", "estimate", "goal", "intend", "plan", "seek", "will", "may" and "should" and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, expectations regarding the payment of dividends, the ability to reinvest dividends for additional common shares of the Company and other aspects of the intended operation of the Plan. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as such term is defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

FOR FURTHER INFORMATION PLEASE CONTACT:

Trilogy International Partners Inc.
Ann Saxton
Vice President, Investor Relations & Corporate Development
(425) 458-5900
ann.saxton@trilogy-international.com
www.trilogy-international.com